WEISS, PECK & GREER INTERNATIONAL FUND

        Minutes of the Special Meeting of Shareholders

        June 24, 1999


        A special meeting of shareholders (the "Meeting") of Weiss, Peck & Greer International Fund (the "Fund"), was held at the offices of Weiss, Peck & Greer, L.L.C. ("WPG"), One New York Plaza, 30th Floor, New York, New York 10004 on Thursday, June 24, 1999, commencing at 1:00 p.m. (New York time) pursuant to notice duly given and mailed on May 18, 1999 to all shareholders of the Fund who were shareholders of record on April 30, 1999. A copy of the Fund's Notice of Special Meeting, the Proxy Statement describing in detail the item voted upon by the shareholders of the Fund, and the form of proxy are attached to these minutes as Exhibit A.
        An Affidavit of Mailing of the proxy materials to shareholders of the Fund is attached as Exhibit B.
        The Meeting was called to order by Joseph J. Reardon, Vice President and Secretary of the Fund. Mr. Reardon introduced the officers of the Fund who were present at the Meeting. Mr. Reardon then introduced Leonard A. Pierce, Esq., the representative of Hale and Dorr LLP, counsel to the Fund, who was present telephonically.
        At approximately 1:15 p.m., Mr. Reardon, having opened the formal part of the Meeting, stated that once all the votes had been computed, he would welcome questions from shareholders. Mr. Reardon then furnished the count of the number of shares of the Fund represented at the Meeting.
        Mr. Reardon reported that there were present, entirely by representation through proxy, a total of 422,778.17 shares of the Fund, representing 72% of the outstanding shares as of the record date of April 30, 1999. No shareholders were present in person at the Meeting.
        Mr. Reardon stated that a quorum existed for the Fund based on the number of shares outstanding as of the record date of April 30, 1999. Mr. Reardon then asked if there were any shareholders of the Fund present who objected to dispensing with the reading of the Notice of Special Meeting. No shareholders objected.

        Proposal 1
        Mr. Reardon stated that the first matter to be voted on by the shareholders was a proposal to approve a new investment subadvisory agreement among the Fund, WPG and Robeco Institutional Asset Management US Inc. Upon motion duly made and seconded, the following resolution was presented to the shareholders of the Fund for adoption:

        RESOLVED:
        That a new investment subadvisory agreement among the Fund, WPG and Robeco Institutional Asset Management US Inc., as described in the Proxy Statement, be, and hereby is, adopted, to take effect upon a date to be determined by the Chairman of the Board of Trustees.
        There being no further discussion of the foregoing resolution, Mr. Reardon reported the vote. Mr. Reardon reported that, with respect to Proposal 1, the shareholders of the Fund represented at the Meeting voted as follows:

        For:
        421,542.755 (equal to 99.71% of the shares present or represented);
        Against:
        294.375 (equal to .07% of the shares present or represented); and
        Abstain:
        941.032 (equal to .22% of the shares present or represented).

        Accordingly, Mr. Reardon declared the foregoing proposal approved by the shareholders of the Fund.

        Adjournment
        Mr. Reardon then asked if there was any further business to come before the Meeting. There being none, upon motion duly made and seconded, the following resolution was unanimously adopted by the shareholders of the Fund:

        RESOLVED:
        That the Meeting be and hereby is adjourned.

                                ADJOURNED accordingly.

                                        A true record.


        ATTEST: /s/ Joseph J. Reardon
                ---------------------
                Joseph J. Reardon
                Secretary